Mail Stop 4561

July 11, 2006

Mr. James E. Parker
Chief Financial Officer and Treasurer
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, Maryland 20901

> **Re: KH Funding Company**
> **Form 10-K for the Fiscal Year ended December 31, 2005**
> **File No. 333-106501**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Statements of Cash Flows

1.   We note you received $1,025,081 in proceeds from sales of common stock during 2004. Please reconcile this amount with the $25,081 you reported as additional stock issued in your Statements of Stockholder's Equity for the same period.

Note A – Summary Of Significant Policies

Loans Receivable And Allowance For Loan Losses

2.   Please tell us how you determine each element of the allowance for loan losses; specific, general based on loss factors applied to loan types by grade and general for other environmental factors.

3.   We note your disclosure in MD&A that you purchase first and second trust residential loans nationwide from lenders. Please provide us with the following additional information:

- tell us your accounting policy with respect to purchased loans;

- quantify for us the dollar amount of loans purchased during the periods presented; and

- tell us how you report loan purchases on your Statements of Cash Flows.

Note B – Investment Securities – Available For Sale

4.   Please tell us whether you held any investments with unrealized loss positions of 12 months or longer as of December 31, 2005 and March 31, 2006. If so, provide us with the disclosures required by paragraph 17a of FSP FAS 115-1 and FAS 124-1.

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Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3474 if you have questions regarding these comments.

Sincerely,

Sharon Blume
Reviewing Accountant